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Exhibit 12

Arch Capital Group Ltd. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges and Preference Dividends
(in thousands, except ratios)

	Years Ended December 31,
	2008	2007	2006	2005	2004
Income before income taxes	$304,505	$873,544	$739,893	$285,435	$343,127
Equity in net loss (income) of investees	166,326	(8,877)	(3,102)	0	(1,211)
Fixed charges	29,673	27,032	26,386	26,204	22,103

Income available for fixed charges	$500,504	$891,699	$763,177	$311,639	$364,019

Fixed charges:
Interest and amortization on indebtedness	23,838	22,093	22,090	22,504	17,970
Estimate of interest component within rental expense net of sublease (income) (1)	5,835	4,939	4,296	3,700	4,133

Total fixed charges	29,673	27,032	26,386	26,204	22,103

Preference dividends	25,844	25,844	20,655	—	—

Total fixed charges and preference dividends	55,517	52,876	47,041	26,204	22,103

Ratio of earnings to fixed charges	16.9	33.0	28.9	11.9	16.5

Ratio of earnings to fixed charges and preference dividends	9.0	16.9	16.2	11.9	16.5

(1)
Represents a reasonable approximation of the interest cost component of rental expense net of sublease (income) incurred by the Company.

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  Exhibit 12
Arch Capital Group Ltd. and Subsidiaries Computation of Ratio of Earnings to Fixed Charges and Preference Dividends (in thousands, except ratios)